Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Atlantic Power Corporation:

We consent to the use of our reports dated March 2, 2017, with respect to the consolidated balance sheets of Atlantic Power Corporation as of December 31, 2016 and 2015, and the related consolidated statements of income, shareholders’ equity, cash flows and comprehensive loss for each of the years in the three-year period ended December 31, 2016, the related financial statement schedules I and II in Item 15, and the effectiveness of internal control over financial reporting as of December 31, 2016,incorporated by reference in the Registration Statement on Form S-3 and to the reference to our firm under the heading “Experts” in the prospectus.

(signed) KPMG LLP

New York, New York

December 4, 2017